Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

May 3, 2018

Via EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Semtech Corporation

Form 10-K for the Fiscal Year Ended January 29, 2017 filed March 23, 2017

Form 8-K filed November 29, 2017

File No. 001-06395

Dear Mr. Kuhar:

On behalf of Semtech Corporation (the “Company”), I submit this supplemental letter to our previously submitted correspondence dated February 7, 2018 made in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 25, 2018, relating to the Company’s above referenced filings. The Company’s supplemental response is set forth below. For the convenience of the Staff, we have restated in italics comment #5 followed by the Company’s response.

Form 8-K filed November 29, 2017

Exhibit 99.1

5.	We note your non-GAAP measures and changes based on non-GAAP measures, such as non-GAAP net sales and non-GAAP gross profit, exclude the effects of the fair value of warrants issued to Comcast. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting your measures that exclude the non-cash sales incentives provided to Comcast. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.

This letter provides additional information related to the Company’s response in its letter dated February 7, 2018 to comment #5 in the Staff’s letter dated January 25, 2018 regarding the use of non-GAAP measures that exclude the effects of the fair value of warrants issued to Comcast in Exhibit 99.1 of Form 8-K filed November 29, 2017. As disclosed in the Company’s press release furnished to the SEC as an Exhibit to the Form 8-K filed on May 3, 2018, the Company accelerated the vesting of the remaining 586,956 unvested shares from the Warrant originally issued to a subsidiary of Comcast on October 5, 2016. The Warrant is now fully-vested and exercisable for a total of 869,565 shares. As a result of this action, the Company expects to record expense

Mr. Kevin J. Kuhar

May 3, 2018

Page | 2

related to the Warrant of $21.5 million, including $15.9 million related to this acceleration, which will be reflected as a reduction to net sales in the Company’s earnings release for its first fiscal quarter ended April 29, 2018. Because the Warrant is now fully vested, there will not be expense related to the Warrant in future periods.

Consistent with prior quarters since the Warrant was issued, the Company intends to continue to use the same non-GAAP measures that exclude the effects of the fair value of the Warrant in its earnings release furnished on Form 8-K for the fiscal quarter ended April 29, 2018. As discussed in the Company’s response letter dated February 7, 2018 to comment #5, the Company will enhance the purpose and use disclosure related to the measures to explain why investors find this information useful and how management uses these measures. However, since the Warrant has now been fully-vested and the Company will not record additional expense related to the Warrant in future periods, the Company will no longer report any non-GAAP measures that adjust for the Warrant in future earnings releases after the earnings release for the fiscal quarter ended April 29, 2018.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu

Emeka N. Chukwu

Executive Vice President and

Chief Financial Officer

Semtech Corporation